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                            May 11, 2021

       Joshua Goldstein
       General Counsel
       Masterworks 049, LLC
       497 Broome Street
       New York, NY10013

                                                        Re: Masterworks 049,
LLC
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed on April 29,
2021
                                                            File No. 024-11491

       Dear Mr. Goldstein:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2001 letter.

       Amended Offering Statement on Form 1-A

       General

   1. We note your response to prior comment 1. Please disclose what actions you will take with respect to the
number of shares issued to the Administrator if you are unable to collect the remaining
5% of unpaid funds.
 Joshua Goldstein
FirstName  LastNameJoshua Goldstein
Masterworks  049, LLC
Comapany
May        NameMasterworks 049, LLC
     11, 2021
May 11,
Page 2 2021 Page 2
FirstName LastName
       You may contact Aamira Chaudhry at (202) 551-3389 or Joel Parker at
(202) 551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Laura Anthony